EXHIBIT 20.1
[LOGO] NEWPORT NEWS
       SHIPBUILDING                                 NEWS RELEASE


CONTACT: Chuck Wingfield -- Investor Relations  Jerri Fuller-Dickseski--Media
         (757) 380-7170                        (757) 380-2341


                      NEWPORT NEWS SHIPBUILDING ANNOUNCES
                     OPEN MARKET SHARE REPURCHASE PROGRAM


        NEWPORT NEWS, Va., September 25, 1997 -- Newport News Shipbuilding (NYSE: NNS) announced today that it intends to fund a portion of its employee compensation plan obligations with up to $10 million of shares of its common stock. This stock will be purchased by the Company through open market and privately negotiated transactions. In addition, it is expected that purchases of additional shares will be authorized for this purpose.

        "This share repurchase program reflects our confidence in the Company's future performance," stated Bill Fricks, Chairman and Chief Executive Officer. "Strength in our core Navy business, and the associated favorable trends we are experiencing in cash flow, support implementing the program at this time. We look forward to initiating similar programs as opportunities arise."

        Newport News Shipbuilding is America's largest ship design and construction company. It has produced approximately 800 ships during its 111 years of operations -- including Navy aircraft carriers, submarines, and cruisers. The company is currently building the nuclear-powered aircraft carriers HARRY S. TRUMAN and RONALD REAGAN and has begun work in preparation for construction of the Navy's New Attack Submarine. It is also building eight additional Double Eagle product tankers. Its 1996 revenues totaled $1.87 billion, with earnings before interest and taxes of $140 million. The current backlog is approximately $3.1 billion. The workforce numbers 18,000, making it Virginia's largest private employer.

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[LOGO] NEWPORT NEWS
       SHIPBUILDING                                 NEWS RELEASE


CONTACT:  Chuck Wingfield--Investor Relations   Jerri Fuller-Dickseski--Media
          (757) 380-7170                         (757) 380-2341


                  NEWPORT NEWS SHIPBUILDING ANNOUNCES EXPANDED
                     OPEN MARKET SHARE REPURCHASE PROGRAM

        NEWPORT NEWS, Va., October 10, 1997 -- Newport News Shipbuilding (NYSE:
NNS) announced today that its Board of Directors has approved a $35 million share repurchase program to supplement the previously announced $10 million repurchase. The repurchases will be accomplished through open market and privately negotiated transactions. Shares repurchased through the program will be used primarily to fund ongoing employee compensation and benefit plan obligations.

        "Our favorable cash flow performance, coupled with the solid outlook for our core Navy business, is allowing us to expand our share repurchase program," said Bill Fricks, Chairman and Chief Executive Officer. "Share repurchases continue to represent a smart use of our cash. Repurchases are accretive at current trading ranges, and they are also an efficient and cost-effective approach to funding our employee benefit plans."

        Shares repurchased for benefit plans will be held in the NNS Stock Employee Compensation Trust (SECT). This equity trust will distribute shares to fund benefit plans as necessary. "The SECT structure benefits Newport News and its shareholders through lower costs and greater flexibility, while demonstrating a significant commitment by the Company to its employees to fund future benefits," said Fricks.

        Newport News Shipbuilding is America's premier shipbuilding company with revenues of approximately $1.8 billion and 18,000 employees. The company is the leader in the design and construction of nuclear-powered aircraft carriers and submarines for the U.S. Navy and produces a variety of ships for domestic and international customers.